Exhibit 97.1
GMS INC.
INCENTIVE COMPENSATION CLAWBACK PLAN
(Effective October 1, 2023)
1.0General

1.1GMS Inc. (the “Company”) has adopted this Policy in accordance with the applicable listing standards of The New York Stock Exchange (the “NYSE”) and Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require listed companies to adopt and comply with a compensation recovery policy.

2.0Definitions
The following words and phrases shall have the following meanings for purposes of this Policy:
2.1Accounting Restatement. An “Accounting Restatement” includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

2.2Board. The “Board” means the Board of Directors of the Company.

2.3Compensation Committee. The “Compensation Committee” means the Human Capital Management and Compensation Committee of the Board.

2.4Erroneously Awarded Compensation. “Erroneously Awarded Compensation” is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total stockholder return (TSR), where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (i) the amount shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (ii) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

2.5Executive Officer. The term “Executive Officer” means the Company’s principal executive officer, president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of any parent or subsidiary of the Company are deemed “Executive Officers” if they perform such policy-making functions for the Company. Executive Officers include, but are not limited to, the officers identified as executive officers by the Company in the Company’s filings with the SEC pursuant to Item 401(b) of Regulation S-K and the officers required to file reports under Section 16 of the Exchange Act.

2.6Financial Reporting Measure. A “Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Stock price and TSR are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

2.7Incentive-Based Compensation. The term “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Please refer to Appendix A to this Policy for a list of examples of Incentive-Based Compensation.

2.8Received. Incentive-Based Compensation is deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

2.9SEC. “SEC” means the United States Securities and Exchange Commission.

3.0 Statement of Policy

3.1In the event that the Company is required to prepare an Accounting Restatement due to the material noncompliance of the Company with any financial reporting requirement under U.S. Federal securities laws, the Company will recover reasonably promptly the amount of all Erroneously Awarded Compensation received by a person:

i.After beginning service as an Executive Officer;

ii.Who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation;

iii.While the Company has a listed class of securities; and

iv.During the three completed fiscal years immediately preceding the date that the Company is required to prepare the Accounting Restatement and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. For purposes of this Policy, a transition period between the last day of the Company’s previous fiscal year and the first day of its new fiscal year that comprises a period of nine to twelve months would be deemed a completed fiscal year.

3.2The Company’s obligation to recover Erroneously Awarded Compensation pursuant to this Policy is not dependent on when the restated financial statements are filed.

3.3For purposes of determining the relevant recovery period under this Policy, the date that the Company is required to prepare an Accounting Restatement is the earliest to occur of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

4.0 Certain Exceptions

4.1The Company must recover Erroneously Awarded Compensation in compliance with this Policy except to the extent that the conditions of paragraphs (i), (ii) or (iii) in this Section 4.1 are met, and the Compensation Committee, or in the absence of such a committee, a majority of the independent directors serving on the Board, has determined that recovery would be impracticable.

i.The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE.

ii.Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impractical to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation, and must provide such opinion to the NYSE.

iii.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 402(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

5.0Application to Other Persons

5.1In addition to the Executive Officers and former Executive Officers, this Policy shall apply to any other employee or former employee of the Company or its subsidiaries designated by the Compensation Committee as a person covered by this Policy by advance notice to the employee (“Additional Covered Person”).

5.2Unless otherwise determined by the Compensation Committee, this Policy shall apply to an Additional Covered Person as if such individual was an Executive Officer during the relevant periods described in Section 3.0.

5.3Regarding the recovery of Erroneously Awarded Compensation from an Additional Covered Person, such recovery shall be limited to situations in which an Accounting Restatement was caused or contributed to by the Additional Covered Person’s fraud, willful misconduct or gross negligence.

5.4In addition, the Compensation Committee shall have discretion as to (i) whether to seek to recover Erroneously Awarded Compensation from an Additional Covered Person, (ii) the amount of the Erroneously Awarded Compensation to be recovered from an Additional Covered Person, and (iii)

the method of recovering any such Erroneously Awarded Compensation from an Additional Covered Person.

6.0 No Indemnification

6.1The Company shall not indemnify any Executive Officer or former Executive Officer against the loss of Erroneously Awarded Compensation.
7.0Public Disclosures

7.1The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable SEC filings.

8.0Interpretation; Enforcement

8.1The Compensation Committee shall have full authority to interpret and enforce the Policy to the fullest extent permitted by law.

8.2The Compensation Committee shall determine, in its sole discretion, the appropriate means to seek recovery of any Erroneously Awarded Compensation.

8.3To the extent an Executive Officer, former Executive Officer or Additional Covered Person refuses to pay to the Company any Erroneously Awarded Compensation, the Company shall have the right to sue for repayment or, to the extent legally permitted, to enforce such person’s obligation to make payment by withholding unpaid or future compensation.

8.4Any determination by the Compensation Committee with respect to this Policy shall be final, conclusive, and binding on all interested parties.

9.0Non-Exclusivity

9.1Nothing in this Policy shall be viewed as limiting the right of the Company or the Compensation Committee to pursue recoupment under or as provided by the Company’s plans, awards or employment agreements or the applicable provisions of any law, rule or regulation (including, without limitation, Section 304 of the Sarbanes-Oxley Act of 2002).

10.0Policy Controls
10.1 If this Policy is triggered under Section 3 hereof, then, in the event of any actual or alleged conflict between the provisions of this Policy and the provisions of a similar clause or provision in any agreement between an Executive Officer or former Executive Officer, this Policy shall be controlling and determinative.

11.0Amendment
11.1 The Compensation Committee may amend this Policy, provided that any such amendment does not cause the Policy to violate applicable listing standards of the NYSE or Rule 10D-1 under the Exchange Act.

APPENDIX A
Examples of Incentive-Based Compensation

Examples of compensation that constitutes Incentive-Based Compensation for purposes of this Policy include, but are not limited to, the following:

•Non-equity incentive plan awards earned based wholly or in part on satisfying a Financial Reporting Measure performance goal.

•Bonuses paid from a “bonus pool,” the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure performance goal.

•Other cash awards based wholly or in part on satisfying a Financial Reporting Measure performance goal.

•Restricted stock, restricted stock units, performance share units, stock options, and stock appreciation rights that are granted or become vested based wholly or in part on satisfying a Financial Reporting Measure performance goal.

•Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on satisfying a Financial Reporting Measure performance goal.
Examples of compensation that does not constitute Incentive-Based Compensation for purposes of this Policy include the following:

•Salaries.

•Bonuses paid solely at the discretion of the Compensation Committee or Board that are not paid from a bonus pool, the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure performance goal.

•Bonuses paid solely upon satisfying one or more subjective standards (e.g., demonstrated leadership) and/or completion of a specified employment period.

•Non-equity incentive plan awards earned solely upon satisfying one or more strategic measures (e.g., consummating a merger or divestiture) or operational measures (e.g., opening a specified number of stores, completion of a project, or increase in market share).

•Equity awards for which the grant is not contingent upon achieving any Financial Reporting Measure performance goal and vesting is contingent solely upon completion of a specified employment period and/or attaining one or more non-Financial Reporting Measures.

GMS INC. ACKNOWLEDGEMENT OF Incentive Compensation Recovery POLICY
By my signature below, I acknowledge that I have read and received the GMS Inc. Incentive Compensation Recovery Policy and acknowledge that this could result in the obligation to reimburse the Company for some or all of the incentive-based compensation received from the Company for the fiscal year ending April 30, 2024 and beyond.
Signature:
Name (printed):
Date:
If you have specific questions regarding this Policy or applicable law, please contact Craig Apolinsky at craig.apolinsky@gms.com.